Exhibit 99.1

May 31, 2021

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:	Mercer Park Brand Acquisition Corp. (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual and Special Meeting - Revised
Meeting Date:	June 2, 2021
Record Date for Notice of Meeting:	May 3, 2021
Record Date for Voting (if applicable):	May 3, 2021
Beneficial Ownership Determination Date:	May 3, 2021
Class of Securities Entitled to Vote:	Class A Restricted Voting Shares
Class B Shares
ISIN:	CA58810P1027
n/a
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	No
Notice and Access for Registered Holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY

AS AGENT FOR Mercer Park Brand Acquisition Corp.